SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 11)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                     _______________________
                         (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                            874687106
                           __________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                         January 8, 1997
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.
                        Page 1 of 9 Pages

CUSIP No. 874687106                                    Page 2 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                  / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     1,121,000

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     1,121,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     1,121,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.55%

14.  TYPE OF REPORTING PERSON:
     IN

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CUSIP No. 874687106                                    Page 3 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     4.86%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                                    Page 4 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     4.86%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                                    Page 5 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     365,900

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     365,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     365,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.46%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                                    Page 6 of 9

                          SCHEDULE 13D
                       (Amendment No. 11)

     NOTE: For convenience, Abdullatif Ali Alissa Est. (the "Establishment"), Mr. Saad A. Alissa, General Investors Limited and Financial Investors Limited are sometimes collectively referred to as the "Filing Persons." All capitalized terms used in this Amendment No. 11 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 4.   Purpose of Transaction

     By letter to Mr. Alissa dated January 7, 1997, William Mallender, Chairman and Chief Executive Officer of Talley Industries, Inc. (the "Company"), rejected Mr. Alissa's proposal that the Company use the $154 million received in the TRW litigation and the $18 million received in the sale of real estate to conduct an issuer tender offer at $12.11 per share for at least 7 million shares during the first quarter of 1997, thereby utilizing about half of those amounts to enhance shareholder value by permitting all shareholders to participate pro rata in such offer. Mr. Mallender's letter indicated that Mr. Alissa's proposal for an issuer tender offer was
(1) "impractical" because the Company will have ongoing needs for significant additional capital investment over the next several years and (2) "impossible" under the terms of the Company's existing loan covenants.

     Mr. Alissa also had proposed that the Company retain an independent investment banker for the purpose of valuing all the businesses engaged in by the Company. Mr. Mallender's letter of January 7 did not address this proposal.

     In light of the Company's consistent refusal to respond constructively to various proposals made be Mr. Alissa for the purpose of strengthening the Company's performance and management and enhancing shareholder value, including those referred to above, Mr. Alissa, in consultation with his legal and other advisers, is considering soliciting proxies for use at the

CUSIP No. 874687106                               Page 7 of 9

forthcoming 1997 annual meeting of the Company's shareholders for a number of purposes, which may include the following:
(1) electing directors in opposition to management's nominees;
(2) eliminating anti-takeover provisions, including the Company's staggered board and the rights plan known as a "poison pill," which Mr. Alissa believes serve only to entrench management; and
(3) taking other appropriate actions to adopt structural and management changes to enhance corporate democracy, to make the Company more responsive to shareholders and to increase shareholder value. Proposals in this last category may include those previously made by Mr. Alissa directly to management of the Company_namely recommending that the Board of Directors take the steps necessary (i) either to declare and pay a dividend to shareholders, make a self-tender offer or implement a buyback program of the Company's shares, so that all shareholders might participate in the proceeds of recent litigation and real estate sales and (ii) to retain an independent investment banker to value all businesses engaged in by the Company and to recommend a course of action to enhance shareholder value.

     Except for the foregoing developments, the Filing Persons do not have any current plan or proposal which relates to or would result in any of the following actions, but the Filing Persons will continue to evaluate the Company's business prospects and financial condition, the market for the Company's Common Stock, other opportunities available to the Filing Persons, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as otherwise contemplated by this Schedule
13D, as amended;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

CUSIP No. 874687106                                    Page 8 of 9

          (d) any change in the present Board of Directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          There has been no change in the Filing Persons' beneficial ownership since the last transaction reported in Amendment No. 8 to this Schedule 13D.

CUSIP No. 874687106                                    Page 9 of 9

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ABDULLATIF ALI ALISSA EST.


Dated: January 15, 1997       By:  /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa


Dated: January 15, 1997            /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa


                                   FINANCIAL INVESTORS LIMITED

Dated: January 15, 1997       By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary


                                   GENERAL INVESTORS LIMITED

Dated: January 15, 1997       By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary

DC1DOCS/45643